Groundfloor Finance Inc.

OFFICES 75 Fifth Street, NW, Suite 2170 Atlanta, GA 30308	MAILING ADDRESS PO Box 79346 Atlanta, Georgia 30357

November 30, 2017

VIA FEDEX DELIVERY

Filer Desk – Mail Stop 3233

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kim McManus, Senior Attorney

Office of Real Estate and Commodities

Re:	Groundfloor Finance Inc.

Amendment No. 1 to the Offering Statement on Form 1-A

Originally filed October 13, 2017

File No. 024-10753

Dear Ms. McManus:

Groundfloor Finance Inc. (the “Company”) hereby submits for filing with the Securities and Exchange Commission Amendment No. 1 (“Amendment No. 1”) to the above-referenced Offering Statement on Form 1-A (the “Offering Statement”, including Part II thereof, which is referred to generally as the “Offering Circular”). The Offering Statement has been revised in response to the comment letter dated November 8, 2017 (the “Comment Letter”) and to make certain other updates. The Company is providing the Staff with clean and redlined copies of Amendment No. 1.

The Company is also providing the following responses to the Comment Letter. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in italics. Please note that all references to page numbers in the responses refer to the page numbers of the clean version of Amendment No. 1. Capitalized terms not otherwise defined below have the meanings set forth in the Offering Circular.

Offering Circular Summary

General Terms of the LROs, page 3

1.	You state that the “LROs will not be contractually senior or contractually subordinated to any of our indebtedness (or of any of our subsidiaries).” Elsewhere in the offering circular you include disclosure regarding the security interest granted to ISB in certain assets. We understand that ISB does not retain a security interest in the Loans for which LROs have been issued. It is unclear, however, whether ISB holds a security interest in payments received on a Loan, for example, to the extent Loan payments are held in a deposit account. Please clarify if Loan payments relating to any LROs that have been issued are specifically excluded from the assets in which ISB holds a security interest. To the extent such deposits are within the scope of the security interest granted to ISB, please explain how the LROs are not contractually subordinated to the ISB Note.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 84 to clarify that Loan Payments, as proceeds to Loans, also qualify as property excluded from ISB’s security interest under the ISB Note. Further, the security interest granted to ISB does not include Loan Proceeds held in the Groundfloor Borrower FBO Account pending disbursement and the LRO Payments held in the Investor FBO Account, in each case for which the Company has disclaimed any beneficial interest therein. The Company respectfully informs the Staff that neither the LRO Agreement nor the Investor Agreement include any terms under which investors in LROs agree that their interests are subordinate to the ISB Note.

Securities and Exchange Commission

November 30, 2017

Description of the Company’s Business

Financing Projects through the Groundfloor Platform, page 37

2.	You state that in some circumstances, you may permit a portion of the proceeds from a Loan to be used as a general credit facility for the business. The offering circular more globally characterizes the underlying Loans as project finance commercial loans. Please revise to remove the reference to providing general credit facility loans or tell us how the current disclosure framework is appropriate in this situation.

RESPONSE:

The Company has revised the disclosure on page 37 of the Offering Circular in response to the Staff’s comment to remove the reference to providing general credit facility loans. In its place, the Company has included disclosure on its practice of allowing the Borrower to refinance capital it has already committed to the Project prior to the Groundfloor Loan, including offsetting a portion of the purchase price of the property, works completed, or equity. Given that such refinances only constitute a portion of the Loan to such a Borrower and the full Loan amount is secured by the Company’s lien on the underlying property, the Company believes that the characterization of the Loans as project finance commercial loans is consistent with this revised disclosure.

Information Made Available through the Project Summaries, page 41

3.	On page 43 you state that the “Borrower could use some of the Loan to offset a portion of the purchase price of the property, works completed, or equity.” Please revise to clarify what you mean by “equity” in this context.

RESPONSE:

The Company has revised the disclosure on page 43 of the Offering Circular in response to the Staff’s comment to clarify that by “equity,” the Company is referring to property appreciation that has occurred since its acquisition by the Borrower.

Interest of Management and Others in Certain Transactions

Series A Financing, page 83

4.	We note your description of the Voting Agreement with the holders of your preferred stock. Please file this agreement or incorporate it by reference in your Exhibit Index. Refer to Item 17(3) of Form 1-A.

RESPONSE:

The Company has filed the Voting Agreement, dated November 24, 2015, between the Company and the stockholders named therein, as Exhibit 3.3 to the Offering Statement.

Securities and Exchange Commission

November 30, 2017

Management Discussion and Analysis

Liquidity and Capital Resources, page 98

5.	We note your disclosure on page 99 that your “Revolver will mature on October 31, 2017 unless the lender agrees to extend the maturity of its loans under the Revolver.” Please revise your disclosure to update the status of the Revolver.

RESPONSE:

The Company has revised the disclosure on page 99 to reflect that the term of the Revolver has been extended to October 31, 2018.

Project Summaries, page PS-1

6.	With respect to the property located at 9708 Lorrayne Road, Riverview, Florida, we note your risk factor disclosure stating “The Borrower has not undertaken any projects since its inception. As such, the Borrower does not have any Financial Data or Projects/Revenue to report for the applicable reporting periods.” However, you have disclosed $99K under “Value of Properties” in the “Financial Data” section of the borrower summary that follows. Please revise to reconcile these disclosures, or advise us why no reconciliation is needed.

RESPONSE:

The Company respectfully informs the Staff that it is no longer seeking qualification of the series of LROs corresponding to the property located at 9708 Lorrayne Road, Riverview, Florida under the Offering Statement.

[signature page to follow]

[signature page to comment response letter to Securities and Exchange Commission]

If we can be of further assistance in facilitating your review of the above responses, please do not hesitate to contact me at 202-758-8041 or nick@groundfloor.us.

Sincerely,

/s/ Nick Bhargava

Nick Bhargava
Director, Secretary, and Executive Vice President,
Legal & Regulatory
Groundfloor Finance Inc.
Sole Member and Manager of
Groundfloor Finance Inc.

cc:	Robbins Ross Alloy Belinfante Littlefield LLC

Vincent R. Russo

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy S. Wallace